QUANTCONNECT

Leveling the quant playing field for independent investors

■ PITCH VIDEO ◻ INVESTOR PANEL



quantconnect.com   Miami FL 🐦   Technology   Fintech & Finance   B2B   B2C

Highlights

1. 📈 QuantConnect's award-winning platform trades over $750M/mo, up 12.5x since 2018

2. 💰 Reached $1M in revenue (cash basis) in 2021 with 2.5x year-on-year growth

3. 👨‍💼 1,500 paying clients and a community of 200k+ write over 1M lines of code each month

4. 🌟 LEAN, our open-source framework, is in the top 0.4% on Github with 6,000+ stars

5. 👩‍💼 LEAN features contributions from 150+ engineers

6. 👥 Led by a passionate team of product and algorithmic software experts

Our Team



Jared Broad   CEO & Founder

A biomedical engineer with roots in product development and humanitarian consulting. 15+ years working with corporations and organizations to create community-enhancing software.

> The world's top financial institutions operate in a system that favors the privileged few. QuantConnect solves this problem with a platform that empowers anyone with a brilliant idea to create quantitative trading strategies at just 1% of the cost.



Gustavo Aviles   CXO

An industrial engineer self-taught in UX practices and tech. 10+ years as a developer and software engineer at QuantConnect and has built our entire UX from the ground up.



Martin Molinero   CTO

A software engineer specializing in C++ language. 8+ years developing software for major tech corporations specializing in algorithmic modeling challenges.



Alex Catarino   Quant Team Lead

A core community team member since 2015. 7+ years as a quantitative developer, we initially reached out to contribute Bovespa backtesting to LEAN.

📈 QuantConnect levels the playing field by making quant investing simple, affordable, and accessible.

🧠 Quant trading is the most common way to invest.



With the right tools, the right data, and the right knowledge, anyone can learn to create and trade with quantitative strategies. The result is a more level playing field and an overall healthier market where everyone benefits.

🤔 But, quant investing is impossibly hard for most investors.

Quantitative trading is complicated, costly, and unattainable. Tech barriers to setting up a quant system are high, SIP data feeds cost $15,000-20,000+ per month, and education opportunities are limited and expensive.

> Born out of a desire to give people with brilliant ideas worldwide access to more opportunities — QuantConnect is making quant investing a true meritocracy.

In the quant world, investors live or die based on the success of their ideas, their trading, and their models. But, top funds that hold exclusive access to tools, platforms, and systems limit their client rosters to ultra-high net worth individuals – leaving independent investors to fend for themselves.



🖐 Democratizing finance since 2012.

We are making quant investing simple, affordable, and accessible with an ecosystem that handles 90% of the complicated math and data processing.




Open-source framework
with free educational tools
Industry-leading tools at
a fraction of the cost
SIMPLE
Ecosystem does 90%
of the boring heavy lifting

QuantConnect users trade over $750M in live volume and write 1M lines of code, every month. We have over 1,500 paying clients and reached $1M in revenue (cash basis) in 2021 with 2.5x year-on-year growth. More than 99% of all site traffic is organic and from word-of-mouth referrals.


SINCE LAUNCH IN 2014
$7M+
funding raised
$750M
volume/mo
1,500
paying clients
$1M
ARR in 2021
1M
lines of code/mo
2.5x
YoY growth
99%
of traffic is organic
LARGEST CLIENT
$1.4B
AUM ETF firm
5-YR HISTORICAL REVENUES
$ 292.0k
$ 287.4k
$ 390.2k
2017
2018
2019
2020
2021

🚀 We offer industry-leading tools at 1% of the cost that institutions are paying.


DATA
RESEARCH
BACKTESTING
LIVE TRADING
QUANTCONNECT
Bloomberg
aws FinSpace
beacon
S&P Global
Market Intelligence
CRUX
QUANTCONNECT PRICING
$336
User / Year
COMPETITOR PRICING
$25 - $100k
User / Year

Our end-to-end ecosystem super-charges every part of a quant team. This includes everything from onboarding and training, to scaling a cloud infrastructure, and even preparing and maintaining datasets. Lastly, our system also helps perform analysis, run back-testing, and can also execute live trades.


TRAINING
Education &
Bootcamps
CLOUD IT
Scalable Cloud
Add-ons
DATA PREP
Pre-cleaned
Data Feeds
RESEARCH
Backtesting
and Analysis
LIVE TRADING
Live Data
and Execution
LIVE AUDIT
Asynchronous
Simulations

💻 Our platform empowers quant traders to evolve at light speed.

QuantConnect handles all of the data plumbing and infrastructure so you can focus on what matters most without worrying about foundational systems. Data processing and connections, and brokerages are all there - all you need to do is dream and make your ideas a reality.







9 Asset classes supported with portfolio margin models
Research, Backtest, Optimize, and Live Trade
LEAN ingests hundreds of data streams from Reddit to futures

📊 QuantConnect's open-source framework, LEAN, is in the top 0.4% of all GitHub projects with 6,000+ stars.

Our entire platform runs on LEAN, an open-source framework that anyone can learn to use thanks to our free educational tools and courses.



Introducing LEAN / A Radically Open Source Algorithmic Trading Engine
Share
Lean CLI
Watch on YouTube

LEAN handles 90% of the heavy lifting, letting you focus on your strategy's secret sauce. Common challenges with quant trading are handled for you, and there is a large community of engineers familiar with the codebase.

Deploy Algos Live
Execute strategies on any of the 15 brokerages/exchanges supported or via popular order routers.
Easy Universe Selection
Use predefined filters to search and filter through thousands of tradable assets; avoiding selection bias.
Cross-Asset Portfolios
Simultaneously trade or analyze stocks, foreign currencies, futures, commodities, cryptos, and more.
Ultra-honest Backtesting
Realistically simulate your strategy's historical performance and deploy the same code to live trading.
Multi-platform, Multi-lingual
Integrate your tools by running LEAN from any environment imaginable while coding in C# or Python.
Tap Community Experience
Feel confident in an open-source platform with over 150+ contributing engineers from around the world.

LEAN has more than 500,000 lines of code and was built over eight years with contributions from 160 engineers around the world.



6K GitHub Stars and contributions from 160+ engineers
Open-source runs on-premise or in QuantConnect cloud
Feature-set surpasses the world's top institutions

🌎 An active community of 200,000 quants and trading firms.

We're on a journey to power the next stage of open-source quant investing. Every week we see more businesses choose to start up on QuantConnect and LEAN. Our community is made up of sophisticated individuals and the next generation of quant funds, from around the world.


90%
Individuals
Engineers
Traders
Quants
10%
Start-ups
& Companies


EUROPE 20%
NORTH AMERICA 45%
ASIA 15%
SOUTH AMERICA 10%
OCEANIA 10%

As a company that is built on the shoulders of its 200,000+ community members, crowdfunding is the obvious next stage.


QuantConnect Testimonials
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QUANTCONNECT
Testimonials
Watch on YouTube

Our community means everything to us and we believe that the future of QuantConnect's success will depend on YOU. Leveling the playing field in investing won't just take a village, it will take a movement.

> QuantConnect was built to help give millions of people with brilliant ideas a better shot at building wealth from the markets, it's only logical that we invite those same people to walk the path alongside us as investors.

🌄 QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN, QuantConnect's fully open-source framework. Every integration you can think of was contributed by the open-source community and the brokerages themselves, saving developers years of wasted time reimplementing the same REST API plumbing.


QUANTCONNECT
Testimonials



Our community means everything to us and we believe that the future of QuantConnect's success will depend on YOU. Leveling the playing field in investing won't just take a village, it will take a movement.

>
>
> QuantConnect was built to help give millions of people with brilliant ideas a better shot at building wealth from the markets, it's only logical that we invite those same people to walk the path alongside us as investors.

🔲 QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN, QuantConnect's fully open-source framework. Every integration you can think of was contributed by the open-source community and the brokerages themselves, saving developers years of wasted time reimplementing the same REST API plumbing.



Our community means everything to us and we believe that the future of QuantConnect's success will depend on YOU. Leveling the playing field in investing won't just take a village, it will take a movement.

>
>
> QuantConnect was built to help give millions of people with brilliant ideas a better shot at building wealth from the markets, it's only logical that we invite those same people to walk the path alongside us as investors.

🔲 QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN, QuantConnect's fully open-source framework. Every integration you can think of was contributed by the open-source community and the brokerages themselves, saving developers years of wasted time reimplementing the same REST API plumbing.



Our community means everything to us and we believe that the future of
QuantConnect's success will depend on YOU. Leveling the playing field in
investing won't just take a village, it will take a movement.

> QuantConnect was built to help give millions of people with brilliant ideas a better
> shot at building wealth from the markets, it's only logical that we invite those same
> people to walk the path alongside us as investors.

 QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN,
QuantConnect's fully open-source framework. Every integration you can think of
was contributed by the open-source community and the brokerages themselves,
saving developers years of wasted time reimplementing the same REST API
plumbing.



Our community means everything to us and we believe that the future of
QuantConnect's success will depend on YOU. Leveling the playing field in
investing won't just take a village, it will take a movement.

> QuantConnect was built to help give millions of people with brilliant ideas a better
> shot at building wealth from the markets, it's only logical that we invite those same
> people to walk the path alongside us as investors.

 QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN,
QuantConnect's fully open-source framework. Every integration you can think of
was contributed by the open-source community and the brokerages themselves,
saving developers years of wasted time reimplementing the same REST API
plumbing.



Our community means everything to us and we believe that the future of
QuantConnect's success will depend on YOU. Leveling the playing field in

investing won't just take a village, it will take a movement.



Our community means everything to us and we believe that the future of QuantConnect's success will depend on YOU. Leveling the playing field in investing won't just take a village, it will take a movement.



QuantConnect was built to help give millions of people with brilliant ideas a better shot at building wealth from the markets, it's only logical that we invite those same people to walk the path alongside us as investors.

◩ QuantConnect will become the OS that underpins every investment on the planet.

Imagine this: by 2030, every brokerage in the world is integrated with LEAN, QuantConnect's fully open-source framework. Every integration you can think of was contributed by the open-source community and the brokerages themselves, saving developers years of wasted time reimplementing the same REST API plumbing.

